MANAGEMENT’S DISCUSSION & ANALYSIS – 2008 SECOND QUARTER

Introduction

This MD&A has been prepared by management and reviewed and approved by the Audit Committee at August 11, 2008. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto for the quarter ended June 30, 2008. The information supplements but does not form part of those financial statements.  This discussion covers the quarter and the subsequent period up to the date of this MD&A.  All dollar amounts are stated in United States dollars.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of capital and operating costs, production, grades, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

General

The Company’s continuing operations are focused on the development of the Bisha Project in Eritrea, Northeast Africa.  In Q2 2008 the Company sold its Mali assets, which included the Tabakoto gold mine that had been placed on care and maintenance during 2007.

Mineral Property Development

Bisha – Eritrea

The Company’s Bisha Project is a high-grade gold, copper, zinc volcanogenic massive sulphide deposit that has had a positive independent economic Feasibility Study completed in October 2006. A Social and Environmental Impact Assessment (SEIA) was also completed at the end of 2006. Both of these studies demonstrate the viability of the Project and both were subject to Government review as well as review by technical consultants working on behalf of potential bankers for the Project. A National Instrument 43-101 compliant Technical Report on the economic feasibility is accessible on SEDAR at www.SEDAR.com, filed November 16, 2006.

The Company has decided to proceed with development of the Bisha mine.

In October 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Company’s Eritrean subsidiary, Bisha Mining Share Company (“BMSC”).  ENAMCO agreed to purchase, at fair value, a 30% paid participating interest, to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried). In January 2008 ENAMCO made a payment of $25,000,000 towards the purchase price of BMSC.  A purchase price adjustment shall be determined at the time of Bisha’s first gold shipment by an independent professional valuator using the cash flow financial model in the Bisha feasibility study, updated for the then market consensus for metal prices, actual capital costs incurred, and applying the then applicable discount rate.  As a result of these arrangements, Nevsun should recover 30% of the NPV from ENAMCO near the start of production and then recover its 60% interest over the life of mine.

The feasibility study demonstrates quite clearly that the Bisha Project is most sensitive to metal prices and is very much less sensitive to capital costs and operating costs. The project is financially robust as a result of low operating costs throughout the mine life.

In addition to the project purchase price, ENAMCO will fund its pro-rata 33.3% share of future capital expenditures for the Project (33.3% = 30/90ths of contributing interests).  ENAMCO has funded all requested cash calls towards the project, totaling US$7,335,000 to June 30, 2008.

This participation allows both parties to move forward together as partners in the Project and is beneficial to the Project, the Company and the Government of Eritrea in many ways:

•

Positive Government support will help expedite all local requirements, reducing the risk of disruption;

•

Early cash contribution by ENAMCO provides the Company with some of its immediate capital funding requirements;

•

Reduced political risk with ENAMCO as a major shareholder;

•

ENAMCO provides its proportionate share of capital to build the mine (33.3%) and shares the risks of loan financing and over-run facilities.

In January 2008 a mining license was granted by the Minister of Energy & Mines, after having concluded a mining agreement with BMSC in December 2007. The mining license area is approximately 16.5 square kilometers within a mining agreement area of approximately 39 square kilometers and includes the Bisha Main Zone deposit and Northwest Zone deposit. The Company also retains an exploration license of approximately 94.5 square kilometers, including the Harena deposit.

Supporting all of the above risk mitigation, in December 2007 BMSC also entered into a stabilization agreement with ENAMCO whereby ENAMCO has provided financial assurances to compensate BMSC should there be any negative economic impact arising from any changes in the Eritrean legal framework.

In parallel with mining agreement discussions in 2007, Bisha went through a tendering process and selected its EPCM (engineering, procurement, construction and management) contractor for the Bisha Project; SENET of South Africa. The Company also sought competitive quotes for the procurement of the project’s major capital long lead items.

During Q1 2008, the major long lead items, the SAG and ball mills, were placed on order with Polysius AG, a division of ThyssenKrupp Engineering.  Final installation at site is expected in December 2009.

Since mid 2007 SENET has been working on the preliminary and detailed engineering design and during Q1 & Q2 2008 SENET has updated the capital cost estimate from the feasibility study for purposes of securing debt finance and has also reviewed critical operating cost components. Revised financial models have been developed with the assistance of the project finance advisor, Endeavour Financial. The revised financial summary of the project is as follows:

Highlights of the Project:

Metal Production (Life of Mine)

-

1.06 million oz gold

(all payable)

-

747 million lb copper

-

1,092 million lb zinc

-

9.4 million oz silver

Production Schedule

-

+10 years open pit mine modeled at 2 Mt/year of ore production

-

years 1 and 2, average 431,000 oz Au and 702,000 oz Ag per year

-

years 3 to 5 average 175 million lb Cu per year plus precious metal credits

-

years 6 to 10 average 219 million lb Zn plus 40 million lb Cu per year plus precious metal credits

Revised CAPEX

-

pre-production capex approximately $250m compared to approximately $200m in the 2006 feasibility study

-

expansion capital (funded by operations) $115m versus $92m in the 2006 feasibility study

Revised Operating Cost

-

life of mine approximately $33/tonne of ore milled, excluding royalties

Financial scenarios and sensitivity review (all after tax):

1. Recent metals prices scenario:

Metal prices

-

Au $850/oz, Cu $3.40/lb, Zn $0.75/lb, Ag $15/oz

Rate of Return

-

60%

Cumulative cash flow

-

$1,527 million

NPV (10% discount)

-

$ 738 million

Payback

-

1.2 years    (pre-production capital payback)

2. August 2008 base case scenario (more conservative metal prices):

Metal prices

-

Au $700/oz, Cu $1.80/lb, Zn $0.60/lb, Ag $10/oz

Rate of Return

-

36%

Cumulative cash flow

-

$ 607 million

NPV (10% discount)

-

$ 267 million

Payback

-

1.6 years    (pre-production capital payback)

Summary of Production and After Tax Cash Flow

Years	-2 & -1	1	2	3	4	5	6	7	8	9	10
Project phase:	Construction	Oxide		Supergene			Primary
Oxide Processing
Gold-Thousand ounces		418	443	39	See note 1 below
Silver - Thousand ounces		517	887	132
Sulphide Processing
Copper- millions of pounds				154	169	181	73	40	40	43	49
Zinc- million of pounds							153	238	227	217	258

Years	-2 & -1	1	2	3	4	5	6	7	8	9	10

Recent Prices Case Financial Analysis (after tax)(April 2008):
(Au $900/oz, Cu $3.80/lb, Zn $1.00lb, Ag $16/oz)
After tax cash flow (millions $)		214	210	293	303	307	148	101	101	106	144
Less capital expenditure	(250)	(10)	(68)	(11)	(3)	(35)	(13)	(2)	(5)	(2)	(1)

August 2008 Base Case (more conservative metal prices):
(Au $700/oz, Cu $1.80/lb, Zn $0.75/lb, Ag $12/oz)
After tax cash flow (millions $)		176	169	139	138	129	60	40	41	44	71
Less capital expenditure	(250)	(10)	(68)	(11)	(3)	(35)	(13)	(2)	(5)	(2)	(1)

Notes:

1.

The gold and silver produced from the supergene and primary is taken as a byproduct credit to copper and zinc.

Finance and Timing

Endeavour Financial is the project finance advisor for Bisha. Representatives of several multilateral financial institutions have visited the site and an independent technical consultant has carried out third party due diligence on behalf of the interested financial institutions who would be expected to provide project finance. An additional site visit for potential bankers is planned for Q3, with final documentation and finance completion scheduled for Q4.

Assuming a normal progression with finance, the Company anticipates commencement of production in 2010.

Discontinued Operations and Sale of Mali Assets

During Q2 2008 the Company sold all of its interests in its Malian assets for $20,000,000 plus a 1% net smelter return royalty interest, for a gain on sale of $3,796,142.  The Tabakoto mine had been on care and maintenance since November 2007.  The mine incurred losses since it began production in May 2006 principally due to a significant shortfall in expected ore grade.

The carrying value of the Tabakoto Mine property, plant and equipment had been written-off from the Company’s books as of December 31, 2006. Historical operating statistics of the Tabakoto mine can be found in the annual 2007 MD&A.

The cash used by discontinued operations in Q2 2008 was $136,975 (Q2 2007 - $2,631,562) and in Q1 2008 was $2,943,103 (Q1 2007 - $506,241). The cash applied to discontinued operations was restricted to payroll, essential services and commitments and the repayment of a bank loan due in February 2008. The Statement of Operations and Other Comprehensive Loss includes a Q2 2008 loss from discontinued operations of $318,378 (Q2 2007 $2,461,650) and Q1 2008 discontinued operations loss of $1,502,481 (Q1 2007 - $976,283).

Selected Quarterly Information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited):

	2008 2nd	2008 1st	2007 4th	2007 3rd
Revenue	$ -	$ -	$ -	$ -
Income (loss) from continuing operations	2,946,398	(1,120,906)	2,663,546	(1,956,308)
Loss from discontinued operations	(318,378)	(1,502,481)	(1,705,211)	(2,696,468)
Income (loss) for the period	2,628,020	(2,623,387)	958,335	(4,652,776)
Income (loss) per share from continuing operations (1)	0.02	(0.01)	0.03	(0.02)
Loss per share from discontinued operations	-	(0.01)	(0.02)	(0.02)
Income (loss) per share	$ 0.02	$ (0.02)	$ 0.01	$ (0.04)

	2007 2nd	2007 1st	2006 4th	2006 3rd
Revenue	$ -	$ -	$ -	$ -
Loss from continuing operations	(2,249,194)	$ (2,614,464)	(3,442,862)	(2,130,523)
Loss from discontinued operations	(2,461,649)	(976,284)	(87,254,181)	(5,574,551)
Loss for the period	(4,710,843)	(3,590,747)	(90,697,043)	(7,705,074)
Loss per share from continuing operations	(0.02)	(0.02)	(0.03)	(0.02)
Loss per share from discontinued operations	(0.02)	(0.01)	(0.82)	(0.05)
Loss per share	$ (0.04)	$ (0.03)	$ (0.85)	$ (0.07)

1

Each line of income (loss) per share information in the table is presented as basic and fully diluted

Results of Continuing Operations

When comparing the three and six month periods ended June 30, 2008 with those of the prior year, the two largest variances arise from (1) the disposal of the Mali operations for a gain of $3,796,142 and (2) the start of development of the Bisha project at January 1, 2008, resulting in the cessation of exploration costs.

At the beginning of 2008, the Company decided to proceed with the development of the Bisha project and accordingly all costs related to the project have since been capitalized. Other significant variances that are embedded within general and administrative expenses in the interim consolidated statement of operations are as follows:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Accounting and audit	124,768	228,244	228,471	302,434
Remuneration	347,698	242,106	665,177	497,739
Stock-based compensation	322,141	590,485	853,569	1,637,126

Accounting and audit fees decreased compared to the prior year as the sale of the Mali operations reduced the scope of accounting and audit work.  Remuneration costs increased for the three months and six months ended June 30, 2008 compared to 2007 due primarily to foreign exchange differences.  Stock-based compensation decreased compared to the prior year due to decreases in the number of options granted and the stock price volatility used to price the options.

Liquidity and Capital Resources

The Company’s cash available for continuing operations at June 30, 2008 was $58.2 million (December 31, 2007 – $20.5 million).

In January 2008 the Company received $25 million related to the provisional payment on acquisition by ENAMCO of its contributing interest in Bisha and in May 2008 the Company received $20 million from the sale of Mali assets. In July 2008 the Company also collected $3 million from PMI Gold Corporation related to the 2007 sale of its Ghana assets.

In addition, ENAMCO continues to fund its share of all costs of the Bisha project and has contributed $7.3 million to Bisha during 2008.

With the above sources of capital in place, and considering the revised capital cost of the Bisha project and expenditure to date, Nevsun should not be required to raise any further capital by way of equity issues. As mentioned above, and due to the robust nature of the Bisha Project payback, it is planned to have the majority of finance for Bisha supplied by traditional project debt, together with funding by ENAMCO.

Contractual Obligations

As of June 30, 2008 the Company had purchase commitments for the Bisha project in the amount of approximately $16,000,000.  The Company’s subsidiary has arranged a letter of credit for $6,000,000 related to the commitments for the purchase of the Ball and SAG mills, due in November 2009.

During early 2008 the Company learned its Eritrean subsidiary, BMSC, will likely be assessed a withholding tax of 10% of payments for foreign suppliers whose activities are performed outside the borders of Eritrea, retroactive to January 2006.  The Company intends to challenge any such assessment and the outcome is not determinable.  The Company estimates the assessment may be as high as $1,000,000 for services to June 30, 2008.

During Q2 2008 the Company arranged an environmental bond on Bisha for $500,000 at a cost of 1% per annum.

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements.

Use of Financial Instruments

 The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash. To minimize risk the funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency or currencies pegged to the United States dollar. An estimate of currency risk exposure as at June 30, 2008 is included in note 3 to the unaudited interim consolidated financial statements.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its property, plant and equipment and the value assigned to stock-based compensation expense. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on reserve reports by independent engineers on the Bisha property in Eritrea. All of these assumptions are potentially subject to change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment and net assets held for sale.

Changes in Internal Control Over Financial Reporting

There were no material changes to the Company’s Internal Controls Over Financial Reporting during the quarter ended June 30, 2008, other than the elimination of those controls associated with the Mali operations sold during the quarter.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Accounting Policy

Effective January 1, 2008 the Company adopted four new accounting standards issued by the Canadian Institute of Chartered Accountants: capital disclosures, inventories, assessing going concern, and financial instruments – disclosures and presentation.  A description of these standards and the impact of their adoption on the Company are discussed in note 2 to the unaudited interim consolidated financial statements, together with changes in accounting standards for adoption in future periods.

“John A. Clarke”

John A. Clarke

President & CEO

August 11, 2008